News release
For immediate publication

ART Advanced Research Technologies Presents data from Fenestra and Explore Optix research at the Society for Molecular Imaging meeting in Hawaii

Montreal, Canada, August 29, 2006 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that it will participate in a number of presentations relating to its eXplore Optix and Fenestra products at the fifth annual meeting of the Society for Molecular Imaging (SMI), being held at the Hilton Waikoloa Village on the Big Island of Hawaii, from August 30 to September 2, 2006.

In conjunction with GE Healthcare, several events will be highlighting eXplore Optix, a pre-clinical optical molecular imager designed to provide in vivo biodistribution and pharmacokinetics data. Optix users and research scientists will be presenting their research at a Pre-Clinical User Meeting on Monday, August 28, and at a Pre-Clinical Imaging Educational Symposium on Tuesday, August 29, providing an opportunity for potential clients to learn about new developments and applications available for the eXplore Optix system. In addition, a lunch workshop on Thursday, August 31, will feature a talk entitled “The Advantages of Time Domain Optical Imaging”, highlighting the advantages of this unique technology developed by ART Advanced Research Technologies.

Scientific posters featuring eXplore Optix-based research will be presented, including one featuring as lead author Dr. Emmet McCormack, who has been selected as one of three finalists for the Young Investigator Award:

Abstract Number: 228/29. Signal of Exogenous Optical Probes as a Biomarker of Tumor Growth. Bohumil Bednar, Tsing-Bau Chen, Alexa Gleason, Guo-Jun Zhang, Alexandre Coimbra, Denise Welsh, Donald Williams, David Williams, Richard Hargreaves, Cyrille Sur, Merck Research Laboratories, West Point, USA. Thursday, August 31, 2006, 6:30 pm — 7:30 pm,   Poster I   P01.   Advances in Optical Imaging, Kohala Ballroom 4

Abstract Number: 321/144. Imaging Biomarkers of Tumor Growth in Mouse Metastatic Tumor Models - Multimodality Imaging. Bohumil Bednar, Tsing-Bau Chen, Alexa Gleason, Guo-Jun Zhang, Alexandre Coimbra, Denise Welsh, Donald Williams, Raymond Gibson, Shil Patel, David Williams, Richard Hargreaves, Cyrille Sur, Merck Research Laboratories, West Point, USA. Thursday, August 31, 2006, 5:30 pm — 6:30 pm, Poster I   P03. Advances in Multimodality Imaging, Queens Grand Ballroom

Abstract Number: 734/56. Far Red Imaging of Beta-galactosidase Activity for Stem Cell Detection in the Brain. Eric Kaijzel1, Alexandre Belenkov2, Ivo Que1, Pierre Couture2, Clemens Löwik1, 1Leiden University Medical Center, Leiden, The Netherlands; 2Advanced Research Technologies, Saint-Laurent, Canada. Saturday, September 02, 2006, 1:00 pm — 2:00 pm, Poster III   P13.   Immune Cell Imaging, Kohala Ballroom 4 & Foyer.

Abstract Number: 831/107. Application of Time-Domain Optical Imaging in the Development of Brain-Targeting Single Domain Antibodies. Abedelnasser Abulrob, Eric Brunette, Ewa Baumann, Arsalan Haqqani, Danica Stanimirovic, National Research Council of Canada, Ottawa, Canada. Saturday, September 02, 2006, 12:00 pm — 1:00 pm, Poster III   P15. Molecular Imaging in the Drug Discovery Process, Kohala Ballroom Foyer.

Abstract Number: 894/220. Multimodality In Vivo Optical Imaging of Acute Myeloid Leukaemia (AML): Auto-Fluorescence De-Noising, Fluorophore Quantification and Localisation. Emmet Mc Cormack1, David Micklem2, Lars-Erik Pinard1, Pascal Gallant3, Alexandre Belenkov3, James Lorens2, Bjørn Tore Gjertsen1, 1Insitute for Internal Medicine, Bergen, Norway; 2Insitute of Biomedicine, Bergen, Norway; 3ART- Advanced Research Technologies, Quebec, Canada. Saturday, September 02, 2006, 1:00 pm — 2:00 pm, Poster III   P17.   Mouse Models in Human Diseases, Queens Grand Ballroom

Separately, scientific research highlighting work done using ART’s Fenestra contrast agents for microCT imaging is featured in several scientific posters:

Abstract Number: 428/234. Retrospectively Gated Cardiac Micro-CT Imaging in Mice. Sarah Detombe, Nancy Ford, Andrew Wheatley, David Holdsworth, Maria Drangova, Robarts Research Institute, London, Canada. Thursday, August 31, 2006, 6:30 pm — 7:30 pm, Poster I   P06.  Imaging in Cardiovascular Disease, Queens Grand Ballroom

Abstract Number: 827/103. In vivo MicroCT Imaging Efficacy of a New Hepatocyte-Selective High Concentration Polyiodinated Triglyceride Lipid Emulsion Formulation in Normal Mouse Models. Giangthy Ton1, William Dow2, Alexandre Belenkov2, Cindy Burrascano3, Jamey Weichert1, 1University of Wisconsin, Madison, USA; 2Advanced Research Technologies Inc., Montreal, Canada; 3Alerion Biomedical Inc., San Diego, USA. Saturday, September 02, 2006, 12:00 pm — 1:00 pm, Poster III   P15.   Molecular Imaging in the Drug Discovery Process, Kohala Ballroom Foyer

Abstract Number: 838/114. Administration of Water-soluble Radiographic Contrast Media May Cause Nephropathy in Small Animal Models. Terry Chow1, Alexandre Belenkov2, 1MUHC/McGill University, Montreal, Canada; 2ART, Advanced Research Technologies, Montreal, Canada. Saturday, September 02, 2006, 1:00 pm — 2:00 pm ,  Poster III   P15. Molecular Imaging in the Drug Discovery Process, Kohala Ballroom Foyer

Full texts of the abstracts can be obtained through the SMI meeting program page (http://www.molecularimaging.org/2006meeting/program06.php ), and following the link labeled “Browse the Program Planner”.

ART is also taking part in the event as an exhibitor in both the GE Healthcare booth (#41) and the ART booth (#33), presenting the eXplore Optix™ and Fenestra™ product offering, in the Exhibit Hall of the Hilton Waikoloa Village.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca